DANIEL B. ENG
DIRECT DIAL: 916-930-2551
E-MAIL: daniel.eng@bullivant.com

June 14, 2010

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:	Dragon Pharmaceutical Inc. Preliminary Proxy Statement on Schedule 14A Filed on June 15, 2010 File No. 0-27937 Schedule 13E-3 Filed on June 15, 2010 File No. 005-79304

Dear Mr. Hindin:

     In connection with Dragon Pharmaceutical Inc.’s (the “Company’s”) filing amendments to its preliminary proxy statement on Schedule 14A and Schedule 13E-3 on June 15, 2010, we are providing this letter in response to the Staff’s letter of June 9, 2010 (“Comment Letter”). Unless otherwise indicated, Capitalized Terms shall have the same meaning as ascribed in the proxy statement.

     We only represent the Company; therefore, to the extent any response relates to information concerning any of Mr. Yanlin Han, Chief Respect Limited, or Datong Investment Inc., such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

     In order to expedite the review of this filing we are providing our responses to the Comment Letter and have marked courtesy copies indicating the changes made from the original filings. Each of our responses in this letter will be provided in the order of the comments raised in the Comment Letter.

1415 L Street, Suite 1000, Sacramento, CA 95814 • 916.930.2500 Fax 916.930.2501

www.bullivant.com | Seattle Vancouver Portland Sacramento San Francisco Las Vegas

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporate Finance
June 14, 2010

Revised Preliminary Proxy Statement on Schedule 14A

1. We reissue prior comment 5. In responding to this comment, please advise why the Company believes that the term “Dragon Stakeholders” is a broader term than the term “unaffiliated security holders.” Are not some holders of common stock who exercise their dissenters’ rights also potentially unaffiliated holders? Would that not make the term “unaffiliated security holders” the broader of the two terms?

     Response: The Company takes note of Staff’s comment and agrees that some holders of common stock who exercise their dissenters’ rights may be considered unaffiliated holders. Accordingly, the disclosure contained in the proxy materials has been revised to state that in coming to its conclusion that the Board of Directors believes that merger is fair to the unaffiliated shareholders, the Board of Directors considered a number of factors including Canaccord’s opinion. See Letter to shareholders and page 20 of the proxy statement.

2. We reissue prior comment 9. Any materials prepared by Canaccord in connection with its fairness opinion, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board of directors generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. This includes the February 8 and March 3, 2010 materials you described in your response to prior comment 9. If you believe that the filing of the February 8 materials is not necessary because there were no material differences between them and the March 3 materials, please provide the February 8 materials on a supplemental basis for the Staff’s review. In addition, to the extent there were additional presentations other than those given on February 8 and March 3, 2010, summarize these presentation and file the related written reported, if any, pursuant to Item 9 of Schedule 13E-3.

     Response: The Company has filed the March 3, 2010 Canaccord presentation to the Board of Directors as an exhibit to Schedule 13E-3. In addition, the Company has filed as an exhibit to its Schedule 13E-3 a presentation submitted to the Company on March 24, 2010, in connection with Canaccord’s issuance of the fairness opinion dated March 26, 2010. The Company has not filed the February 8, 2010, Canaccord presentation since the Company believes that it is essentially the same presentation made to the Special Committee on March 3, 2010. The Company has supplementally submitted the February 8, and March 3, 2010 presentations under a separate letter.

www.bullivant.com | Seattle Vancouver Portland Sacramento San Francisco Las Vegas

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporate Finance
June 14, 2010

3. We note your response to prior comment 11 and the related disclosure. Please expand the discussion of going concern value beyond the one sentence discussions found under the headings “Net Book Value; Liquidation Value; Going Concern Value” on pages 25 and page 38. Please also expand the discussion of net book value beyond the brief reference to it found under the same heading on page 38.

     Response: The Company takes note of Staff’s comment and the proxy statement has been revised accordingly to expand the discussion relating to Special Committee’s consideration of net book value and going concern value to the extent possible. In this regard, as stated in the proxy statement, the Special Committee and board considered the Company’s net book value which is greater than the then trading price of the Company common stock, and believed that the liquidation value of the Company would be less than $0.82 per share. The board considered that the sale of the Company as a going concern would produce the greatest value for the Company.

4. In addition, disclosure on page 20 under the heading “Position of the Special Committee and the Board of Directors as to the Fairness for the Merger” indicates that in reaching its fairness determination, the board of directors “considered the analysis and recommendation of the Special Committee and the factors considered by the Special Committee…” If the board has based its fairness determination on the analysis of factors undertaken by the Special Committee, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. In this respect, please disclose in this section whether the board of directors expressly adopted the Special Committee’s discussion and analysis of the factors disclosed in this section. To the extent the board did not adopt the Special Committee’s discussion and analysis, the board must discuss, per prior comment 11, each of the factors listed in paragraph’s (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

     Response: The Company takes note of the Staff’s comment and the proxy statement has been revised accordingly on page 20 to clarify that the board of directors expressly adopted the analysis and discussions of the factors considered by the Special Committee.

5. We note your response to prior comment 14. As requested in our prior comment, please provide the disclosure regarding Mr. Han’s interest in the net book value and net earnings of the Company in percentage terms as well, including his pre-transaction interest.

www.bullivant.com | Seattle Vancouver Portland Sacramento San Francisco Las Vegas

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporate Finance
June 14, 2010

     Response: The Company takes note of Staff’s comment and the proxy statement has been revised accordingly to expand the disclosure of Mr. Han’s interest in the net book value and net income of the Company prior to the contemplated merger and after the contemplated merger. The disclosure also includes changes in Mr. Han’s interest in terms of percentage.

6. We reissue the last sentence of prior comment 17. Indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. In addition, please explain what the Capital IQ database is, reference on page 31.

     Response: The proxy statement has been amended to clarify that the criteria for selecting companies and transactions was consistently applied, and outside of companies excluded by the application of the criteria, no companies were deliberately excluded. Further, the proxy statement has been amended to provide a brief description of the Capital IQ database.

7. We note your response to prior comment 24. Please provide the information required by Item 1007(d)(2) of Regulation M-A. In addition, if applicable, provide the information required by Item 1007(d)(1) as to collateral.

     Response: The Company takes note of Staff’s comment and the proxy statement has been revised accordingly on pages 6 and 43 to disclose that the loans are unsecured and no collateral is required by the private lenders for the loans. In addition, in accordance with Item 1007(d)(2) of Regulation M-A, the proxy statement has been revised to state that based on the information provided by Mr. Han, there are no plans or arrangements to finance or repay the loans other than under their terms.

8. We note that the disclosure provided in response to prior comment 24 identifies the two lenders as Zhang Zhao and Yang Yong. With a view toward disclosure, please provide us additional detail in your response letter as to the lenders. Are they entities or natural persons? Have they had any past affiliation or relationship with the Company?

     Response: Based on the information provided to the Company by Mr. Han, Zhang Zhao and Yang Yong are natural persons of China and they have not had any past affiliation or relationship with the Company. We have revised the proxy statement to provide this additional disclosure regarding the private lenders.

     If you have any questions or for further discussions relating to this matter please feel free to contact me at (916) 930-2551.

www.bullivant.com | Seattle Vancouver Portland Sacramento San Francisco Las Vegas

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporate Finance
June 14, 2010

Very truly yours,

/s/ Daniel B. Eng

Daniel B. Eng

DBE:dh

cc:

Mr. Scott Y. Guan, Jade & Fountain (via email)
Mr. Peter Mak, Chairperson of the Special Committee of the Board of Directors (via email)
Mr. Leo Raffin, Lang Michener LLP (via email)
Mr. Kenneth Sam, Dorsey & Whitney (via email)
Ms. Maggie Deng (via email)

12590989.1

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